FORM 6-K
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-40394
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Similarweb Ltd.
(Translation of registrant’s name into English)
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33 Yitzhak Rabin Rd.
Givatayim 5348303, Israel
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

EXPLANATORY NOTE

Similarweb Ltd. (the “Company”) today announced the results of its annual general shareholders meeting (the “Meeting”), which was held at 4:00 p.m. (Israel time) on July 31, 2023, at the Company’s offices at 33 Yitzhak Rabin Rd., Givatayim, 5348303, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, all proposals that were described in the Company’s proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on June 26, 2023.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-256324, 333-264307 and 333-270793).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Similarweb Ltd.

Date: July 31, 2023	By:	/s/ Jason Schwartz
Jason Schwartz Chief Financial Officer